UTIME Limited

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

VIA EDGAR

June 2, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited

Registration Statement on Form F-1

Filed March 18, 2020

File No. 333-237260

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 30, 2020, regarding the Registration Statement on Form F-1 submitted to the Commission on March 18, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1 filed March 18, 2020

We rely on outsourcing manufacturers..., page 13

1.	We note your response to prior comment 1; however, it is unclear how your disclosure that you may not be able to renew contracts is consistent with the statement in your December 23, 2019 letter to us that the contracts do not have expiration dates. Please advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 17 of the Registration Statement to remove reference to the renewability of our contracts with outsourced manufacturers.

Mr. Russell Mancuso

June 2, 2020

Capitalization, page 54

2.	Please revise the table to include your indebtedness. Refer to Item 4.a of Form F-1 and Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the Capitalization table on page 61 of the Registration Statement to conform with the requirements of Item 4.a of Form F-1 and Item 3.B of Form 20-F.

Certain Relationships and Related Party Transactions, page 126

3.	Please reconcile the disclosure in this section with the information on page F-53.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Certain Relationships and Related Party Transactions section of the Registration Statement to reconcile with the information on page F-54.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao, Chief Executive Officer
UTime Limited

cc:	Barry I. Grossman, Esq.

Jessica S. Yuan, Esq.